

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2020

Mitchell Levine
Chief Financial Officer
OncoCyte Corporation
15 Cushing
Irvine, California 92618

> **Re: OncoCyte Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 28, 2020**
> **File No. 001-37648**

Dear Mr. Levine:

     We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed April 28, 2020

Exclusive Forum Selection Provision, page 33

1. We note your disclosure in the last column of this section indicates that your exclusive forum provision will reserve jurisdiction to "Delaware courts, except that the Delaware Certificate requires that federal district courts shall be the exclusive forum for complaints arising under the Securities Act of 1933." Please revise to disclose, if true, that the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware will be the exclusive forum for the applicable actions, as indicated in Article XII of your form Certificate of Incorporation.

2. Given that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action," please disclose whether this provision is intended to apply to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates

exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. If this provision is not intended to apply to actions arising under the Exchange Act, please ensure that the exclusive forum provision states this clearly, or tell us how you will inform shareholders in future filings that the provision does not apply to any actions arising under the Exchange Act.

3. We note that your forum selection provision identifies the federal district courts of the United States as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please disclose that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

4. Please revise your disclosure to describe any risks or other impacts on shareholders related to the proposed exclusive forum provision. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable.

Reasons for the Common Stock Amendment Proposal, page 42

5. We note your disclosure that the additional shares of common stock that you are asking shareholders to approve may be used to acquire shares of Razor Genomics, Inc., for the acquisition of Insight Genetics, Inc., and for an Equity Distribution Agreement with Piper Sandler & Co. pursuant to which you may offer and sell shares of common stock. Please revise your preliminary proxy statement to provide the disclosures required by Items 11, 13 and 14 of Schedule 14A with respect to those matters, as applicable, pursuant to Note A of Schedule 14A. Alternatively, please provide us with analysis supporting why such disclosure is not required.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Tim Buchmiller at (202) 551-3635 or Joseph McCann at (202) 551-6262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Richard S. Soroko, Esq.